Exhibit (a)(5)



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                                                             December 14, 2001

    TO:        UNIT HOLDERS OF RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86

    SUBJECT:   OFFER TO PURCHASE UNITS

   Dear Unit Holder:

            SUTTER CAPITAL MANAGEMENT, LLC and its affiliates (the "Purchasers") have mended and extended their offer to purchase all outstanding Units (the "Units") in RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86, a Delaware limited partnership (the "Partnership"). The Expiration Date has been extended to December 31, 2001.

         The Purchasers are offering to purchase all outstanding Units for $7.50 per Unit in cash. To tender your Units, you must deliver a completed Letter of Transmittal (printed on blue paper), to the Depositary at: Sutter Capital Management, LLC, 150 Post Street, Suite 320, San Francisco, California 94108 (Facsimile Transmission: 415-788-1515), no later than the time the Offer expires. You will have at least until 12:00 midnight, pacific standard time, on December 31, 2001, to decide whether to tender your Units in the Offer. If you need another copy of the Letter of Transmittal, please contact us at 415-788-1441.

         Among other conditions to the Offer, the acceptance and payment for tendered Units was to be conditioned on the valid tender of at least 165,001 Units, equal to just in excess of 50% of the outstanding Units. The Purchasers have amended this condition to the Offer by reducing the "Minimum Offer" to 148,500 Units, or approximately 45% of the outstanding Units. According to the Partnership, "the Partnership's Agreement of Limited Partnership prohibits the transfer of 50% or more of the Units in any 12 month period." The Purchasers will accept for payment all Units validly tendered. To the extent that any Units tendered cannot be transferred by the Partnership under the foregoing restrictions, the Purchasers will nevertheless promptly pay tendering holders the full purchase price for these Units upon expiration of the Offer. The Purchasers would then hold beneficial ownership of these Units and submit change of address forms for all distributions and communications relating to the Units, all as provided in the Letter of Transmittal provided for the tender of Units. The Purchasers will then submit these Units for transfer when the Partnership is permitted to transfer the Units under the terms of the restriction.

   If you have any questions or need assistance, please call us at 415-788-1441.

               This Offer expires (unless extended) December 31, 2001.